Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@Birkenstock-holding.com
LONDON, UNITED KINGDOM || FEBRUARY 12, 2026

BIRKENSTOCK REPORTS fiscal first quarter 2026 results; strong holiday demand drove revenue growth of 18% in Constant fx, ahead the full-year target of 13-15%

Birkenstock Holding plc (together with its subsidiaries, "BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) today announces financial results for the fiscal first quarter ended December 31, 2025. As pre-announced on January 12 and January 28, 2026, the Company reports first quarter revenue growth of 11% on a reported basis and 18% in constant currency, ahead of the Company's Fiscal 2026 guidance of 13-15% in constant currency, driven by strong holiday demand for its products across all segments, channels and categories.

Financial highlights for the first quarter ended December 31, 2025 (compared to the first quarter ended December 31, 2024):

•
Revenue of EUR 402 million, an increase of 11.1% on a reported basis and 17.8% in constant currency
•
Double-digit revenue growth in constant currency across all segments: 5% in the Americas on a reported basis (14% in constant currency), 16% in EMEA on a reported basis (17% in constant currency) and 28% in APAC on a reported basis (37% in constant currency)
•
B2B revenue growth of 18% (24% in constant currency) and DTC revenue growth of 4% (12% in constant currency)
•
Gross profit margin of 55.7%, down 460 basis points from 60.3% in the prior-year period primarily due to unfavorable currency translation (220 basis points), incremental U.S. tariffs (130 basis points) and channel mix. Decrease is further driven by a 170 basis points impact from the mark-up to cost of sales associated with the acquisition of the long-standing distributor Birkenstock Australia Pty. Ltd., which closed on October 23, 2025 and channel mix. The decrease is partly offset by sales price adjustments (net of inflation) and improved capacity absorption
•
Adjusted gross profit margin of 57.4%, down 290 basis points from 60.3% in the prior year period primarily due to unfavorable currency translation (220 basis points), incremental U.S. tariffs (130 basis points) and channel mix, partly offset by sales price adjustments (net of inflation) and improved capacity absorption
•
Net profit of EUR 51 million, up 151% year-over-year; EPS of EUR 0.27, up 157% from EUR 0.11 in the first fiscal quarter of 2025; Adjusted net profit was up 47% and Adjusted EPS up 50% year-over-year

•
Adjusted EBITDA of EUR 106 million, up 4% year-over-year; Adjusted EBITDA margin of 26.5%, down 170 basis points from 28.2% in the prior year period, due to unfavorable currency translation (230 basis points) and incremental U.S. tariffs (130 basis points), partly offset by sales price adjustments (net of inflation) and improved capacity absorption

Oliver Reichert, CEO of BIRKENSTOCK and Member of the Board of Directors of the Company: “Our results for the first quarter of fiscal 2026 show the continued strong demand for our brand throughout the important holiday season. As we discussed during our Capital Markets Day in New York on January 28th, we believe we are a one-of-a-kind purpose-driven brand with a huge runway for growth ahead. Our unique business model is designed for resilience. We presented our three-year plan which calls for 13-15% revenue growth in constant currency and 30%+ EBITDA margin. Our vertically integrated supply chain means we are capacity constrained by design. We will steer our business by geography, channel and product to maximize profit per pair and maintain strong brand equity."

Fiscal first quarter 2026 results demonstrate strong consumer demand for BIRKENSTOCK products during important holiday shopping season

BIRKENSTOCK reports fiscal first quarter 2026 revenue of EUR 402 million, up 11% compared to the first quarter of 2025 on a reported basis and up 18% in constant currency. BIRKENSTOCK experienced robust holiday demand, especially for clogs, elevated shearling executions and other closed-toe shoes and boots.

B2B revenue grew 18% on a reported basis and 24% in constant currency, supported by strong holiday demand and sell-through. The majority of this growth came from within existing doors driven by an expanded assortment of BIRKENSTOCK styles and very strong full-price sell-through at key partners. DTC revenue was up 4% on a reported basis and 12% in constant currency. The Company further amplified its own-store footprint with the addition of nine new own stores during the quarter, bringing the total number of own retail stores to 106 as of December 31, 2025.

Double-digit constant currency revenue growth in all segments

In the Americas segment, BIRKENSTOCK delivered revenue growth of 5% on a reported basis and 14% in constant currency in the first quarter of 2026. The strong double-digit constant currency growth was led by the B2B channel, where the Company continues to take share with key partners, especially emerging youth focused retailers and sports specialty stores. The Company opened one additional own retail store, bringing the total in the Americas to 15.

In EMEA, revenue growth was 16% on a reported basis and 17% in constant currency. Similar to Americas, the B2B channel led the growth in EMEA. The Company opened three new own retail stores, bringing the total in EMEA to 45.

In the APAC segment, BIRKENSTOCK achieved revenue growth of 28% on a reported basis and 37% on a constant currency basis. DTC growth outpaced B2B in APAC by over two times, with strength in both online and own retail. The Company opened five new own retail stores, bringing the total in APAC to 46.

2	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 12, 2026

Investing in production capacity to meet consumer demand

BIRKENSTOCK invested approximately EUR 38 million in capital expenditures during the fiscal first quarter 2026, including approximately EUR 18 million paid for the acquisition of the new site in Wittichenau.

BIRKENSTOCK ended the quarter with cash and cash equivalents of EUR 229 million and net leverage of 1.7x as of December 31, 2025 compared to 1.5x as of September 30, 2025 due to typical cash seasonality.

Conference call information

BIRKENSTOCK will host a webcast to discuss fiscal first quarter 2026 results on February 12, 2026, at 8:00 a.m. Eastern Time (1:00 p.m. Greenwich Mean Time). The webcast will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the event, please register via the general audience webcast link Birkenstock Fiscal First Quarter 2026 Results - Events Platform - Q4. Covering analysts who wish to participate in the live Q&A session are required to pre-register. An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent company of Birkenstock Group B.V. & Co. KG and its subsidiaries. BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

3	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 12, 2026

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal 2026 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; our ability to attract and retain customers, and the effectiveness and efficiency of our marketing efforts; risks related to merchandise returns; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores, and our dependence on favorable lease terms, brand awareness and the ability to hire adequate staff to successfully operate such retail stores; economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, a deterioration of the macroeconomic situation generally, and our ability to react to any of them; the relative illiquidity of our real property investments and our ability to sell properties on reasonable terms in response to changing economic, financial and investment conditions; risks related to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; currency exchange rate fluctuations; risks related to global or regional health events; our dependence on third parties for our sales and distribution channels, as well as deterioration or termination of relationships with major wholesale partners; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges related to the distribution of our products; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers, or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities, as well as disruptions to our shipping and delivery arrangements; fluctuations in product costs and availability due to fuel price uncertainty; failure to attract, hire, train and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; our dependence on the services and reputation of our Chief Executive Officer; adequate protection, maintenance and enforcement of our trademarks and other intellectual property rights; regulations governing the use and processing of personal data, as well as disruption and security breaches affecting information technology systems; payment-related risks related to the use of credit cards and debit cards; the reliance of our operations, products, systems and services on complex IT systems; risks related to international markets; risks related to litigation, compliance and regulatory matters, including corporate responsibility and ESG matters; risks related to climate change and regulatory responses to it; inadequate insurance coverage, or increased insurance costs; compliance with existing laws and regulations or changes in such laws and regulations; tax-related risks; risks related to our amount of indebtedness, its restrictive covenants and our ability to repay our debt; control by our Principal Shareholder whose interests may conflict with ours or yours in the future; material weaknesses identified in our internal control over financial reporting and our ability to remediate such material weaknesses; our status as a foreign private issuer and as a “controlled company” within the meaning of the NYSE rules; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on December 18, 2025, as updated, from time to time, by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

4	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 12, 2026

Non-IFRS Financial Information and other metrics

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, adjusted gross profit margin, constant currency revenue growth, adjusted EPS (Basic/Diluted), adjusted net profit, net leverage and net debt, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss), as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

Average selling price (“ASP”) is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. Prior to fiscal 2024, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial.
Our management uses group ASP in managing and monitoring the performance of the business.
We believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of our operating results and enables them to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. However, in channels and segments, ASP can vary significantly based on various factors and circumstances, and, therefore, management believes that quantifying ASP or the directional change thereof at segment or channel level would provide a level of granularity not considered helpful and potentially misleading.

In addition, we also present ASP growth on a constant currency basis. We define constant currency
ASP as ASP excluding the effect of foreign exchange rate movements and use constant currency ASP to determine constant currency ASP growth on a comparative basis. Constant currency ASP is calculated by translating the current period foreign currency ASP using the prior period exchange rate. Constant currency
ASP growth is calculated by determining the increase in current period ASP as compared to the prior period
ASP, where current period foreign currency ASP is translated using prior period exchange rates. We believe that presenting ASP growth on a constant currency basis offers valuable insight to both management and investors by isolating the Company’s operational performance from foreign exchange rate fluctuations, which are beyond the Company’s control.

5	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 12, 2026

Birkenstock Holding plc

Consolidated Statements of Profit

(In thousands of Euros, except share and per share information)

	Three months ended December 31,
	2025	2024
Revenue	401,901	361,719
Cost of sales	(177,956)	(143,685)
Gross profit	223,945	218,034
Selling and distribution expenses	(125,580)	(118,155)
General and administrative expenses	(29,266)	(24,104)
Foreign exchange gain (loss)	(3,238)	(11,871)
Other income (expense), net	12,472	126
Profit from operations	78,333	64,030
Finance cost, net	(9,149)	(24,778)
Profit before tax	69,184	39,252
Income tax expense	(18,627)	(19,133)
Net profit	50,557	20,119

Earnings per share
Basic	0.27	0.11
Diluted	0.27	0.11
Shares	183,906,056	187,829,202

6	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 12, 2026

Birkenstock Holding plc

Consolidated Statements of Financial Position

(In thousands of Euros)

	December 31,	September 30,
	2025	2025
Assets
Non-current assets
Goodwill	1,509,958	1,512,270
Intangible assets (other than goodwill)	1,570,199	1,577,248
Property, plant and equipment	378,778	357,496
Right-of-use assets	190,953	179,762
Deferred tax assets	15,130	11,556
Other assets	39,346	28,425
Total non-current assets	3,704,364	3,666,757
Current assets
Inventories	831,921	704,417
Trade and other receivables	117,919	160,245
Current tax assets	4,518	6,544
Other current assets	61,731	75,090
Cash and cash equivalents	229,227	329,067
Total current assets	1,245,316	1,275,363
Total assets	4,949,680	4,942,120
Shareholders' equity and liabilities
Shareholders' equity	2,771,971	2,722,726
Non-current liabilities
Loans and borrowings	1,128,819	1,128,010
Tax receivable agreement liability	306,378	302,400
Lease liabilities	158,910	149,338
Other provisions	4,537	4,413
Deferred tax liabilities	165,102	163,429
Deferred income	9,742	13,657
Other liabilities	6,544	4,477
Total non-current liabilities	1,780,032	1,765,724
Current liabilities
Loans and borrowings	11,389	17,133
Tax receivable agreement liability	54,966	54,364
Lease liabilities	47,568	43,581
Trade and other payables	115,750	136,003
Accrued liabilities	24,753	32,222
Other financial liabilities	10,758	4,202
Other provisions	18,698	36,338
Contract liabilities	11,279	6,195
Tax liabilities	77,405	106,958
Other current liabilities	25,111	16,674
Total current liabilities	397,677	453,670
Total liabilities	2,177,709	2,219,394
Total shareholders' equity and liabilities	4,949,680	4,942,120

7	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 12, 2026

Birkenstock Holding plc

Consolidated Statements of Cash Flows

(In thousands of Euros)

	Three months ended December 31,
	2025	2024
Net profit (loss)	50,557	20,119
Adjustments to reconcile net profit (loss) to net cash flows from operating activities:
Depreciation and amortization	30,158	26,192
Loss on disposal of property, plant and equipment	162	17
Finance cost, net	9,149	24,778
Net exchange differences	12,857	16,107
Gain from bargain purchase	(12,317)	-
Non-cash operating items	110	121
Income tax expense	18,627	19,133
Income tax paid	(48,435)	(50,509)
Changes in Working capital:	(89,135)	(67,603)
- Inventories and right to return assets	(88,505)	(73,843)
- Trade and other receivables	26,061	38,650
- Trade and other payables and accrued liabilities	(21,367)	(23,158)
- Other	(5,324)	(9,252)
Net cash flows provided by operating activities	(28,267)	(11,645)
Interest received net of taxes withheld	1,051	1,891
Purchases of property, plant and equipment	(37,133)	(14,647)
Proceeds from sale of property, plant and equipment	2	12
Purchases of intangible assets	(1,056)	(4,141)
Proceeds from sale of intangible assets	2	-
Initial direct costs of right-of-use assets	(200)	-
Acquisition of subsidiary, net of cash acquired	(1,928)	-
Receipt of government grant	623	1,888
Net cash flows (used in) investing activities	(38,639)	(14,997)
Repayment of loans and borrowings, net	(1,295)	(2,154)
Payment of transaction costs related to refinancing	-	(250)
Interest paid	(16,868)	(18,252)
Payments of lease liabilities	(12,297)	(9,996)
Interest portion of lease liabilities	(2,316)	(2,332)
Net cash flows (used in) financing activities	(32,776)	(32,984)
Net increase (decrease) in cash and cash equivalents	(99,682)	(59,626)
Cash and cash equivalents at beginning of period	329,067	355,843
Net foreign exchange difference	(158)	2,377
Cash and cash equivalents at end of period	229,227	298,594

8	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 12, 2026

Birkenstock Holding plc

Reconciliation of Revenue to Constant Currency Revenue

(In thousands of Euros, unless otherwise stated)

	Three months ended December 31,			Constant Currency Growth [%]
	2025	2024	Growth [%]
B2B	215,123	182,045	18%	24%
DTC	186,187	178,517	4%	12%
Corporate / Other	591	1,157	(49)%	(49)%
Total Revenue	401,901	361,719	11%	18%
Americas	221,774	210,700	5%	14%
EMEA	119,218	102,759	16%	17%
APAC	60,318	47,103	28%	37%
Corporate / Other	591	1,157	(49)%	(49)%
Total Revenue	401,901	361,719	11%	18%

	Three months ended December 31,
	2025	2024
Total Revenue	401,901	361,719
USD impact	18,299	(1,066)
CAD impact	947	250
Other currencies impact	4,906	(565)
Total Revenue @ constant currencies	426,053	360,338
Revenue growth @ constant currencies	18%	19%

9	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 12, 2026

Birkenstock Holding plc

Reconciliation of gross profit to adjusted gross profit

(In thousands of Euros)

	Three months ended December 31,
	2025	2024
Gross profit	223,945	218,034
Add Adjustments:
Distributor mark-up reversal(1)	6,800	-
Adjusted gross profit	230,745	218,034
Adjusted gross profit margin	57.4%	60.3%

(1) Represents the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty Ltd prior to acquisition and the subsequent impact on cost of sales as Birkenstock Australia Pty Ltd sells that inventory to third-party customers post-acquisition.

10	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 12, 2026

Birkenstock Holding plc

Reconciliation of net profit to adjusted net profit

(In thousands of Euros, except share and per share information)

	Three months ended December 31,
	2025	2024
Net profit (loss)	50,557	20,119
Add (less) adjustments:
Distributor mark-up reversal(1)	6,800	-
Transaction costs(2)	185	-
Gain from bargain purchase(3)	(12,317)	-
Acquisition-related items	(5,332)	-
Realized and unrealized FX loss(4)	3,238	11,871
Tax adjustment(5)	512	1,275
Adjusted net profit (loss)	48,975	33,266
Adj. earnings per share
Basic	0.27	0.18
Diluted	0.27	0.18

Shares	183,906,056	187,829,202

(1) Represents the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty Ltd prior to acquisition and the subsequent impact on cost of sales as Birkenstock Australia Pty Ltd sells that inventory to third-party customers post-acquisition.

(2) Represents costs associated with the acquisition of Birkenstock Australia Pty Ltd. Costs mainly include legal fees, consulting fees and travel expenses.

(3) Represents the excess of the preliminary fair value of the identifiable assets acquired and liabilities assumed in the acquisition of Birkenstock Australia Pty Ltd over the preliminary aggregate consideration transferred.

(4) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(5) Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

11	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 12, 2026

Birkenstock Holding plc

Reconciliation of net profit to EBITDA and adjusted EBITDA

(In thousands of Euros)

	Three months ended December 31,
	2025	2024
Net profit (loss)	50,557	20,119
Add:
Income tax expense	18,627	19,133
Finance cost, net	9,149	24,778
Depreciation and amortization	30,158	26,192
EBITDA	108,491	90,222
Add adjustments:
Distributor mark-up reversal(1)	6,800	-
Transaction costs(2)	185	-
Gain from bargain purchase(3)	(12,317)	-
Acquisition-related items	(5,332)	-
Realized and unrealized FX loss(4)	3,238	11,871
Adjusted EBITDA	106,397	102,093
Adjusted EBITDA margin	26.5%	28.2%

(1) Represents the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty Ltd prior to acquisition and the subsequent impact on cost of sales as Birkenstock Australia Pty Ltd sells that inventory to third-party customers post-acquisition.

(2) Represents costs associated with the acquisition of Birkenstock Australia Pty Ltd. Costs mainly include legal fees, consulting fees and travel expenses.

(3) Represents the excess of the preliminary fair value of the identifiable assets acquired and liabilities assumed in the acquisition of Birkenstock Australia Pty Ltd over the preliminary aggregate consideration transferred.

(4) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Birkenstock Holding plc

Reconciliation of net debt and net leverage

(In thousands of Euros, unless otherwise stated)

	December 31,		September 30,
	2025		2025
Loans and borrowings (Non-current)	1,128,819		1,128,010
+ USD Term Loan (Current)	5,023		5,090
+ Lease liabilities (Non-current)	158,910		149,338
+ Lease liabilities (Current)	47,568		43,581
- Cash and cash equivalents	(229,227)		(329,067)
Net debt	1,111,093		996,952
Adjusted EBITDA (LTM)	671,294		666,990
Net leverage	1.7	x	1.5	x

12	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 12, 2026